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                                       L. Kay Chandler
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                                       chandlerlk@cooley.com
June 1, 2005

Securities and Exchange Commission - Mail Stop 6010
100 F Street, N.E.
Washington, D.C.  20549

Attention: Jeffrey Riedler, Esq.
           Assistant Director
           Division of Corporate Finance

RE:   EPIMMUNE INC.
      PRELIMINARY SCHEDULE 14A FILED APRIL 22, 2005, FILE NO. 1-19591
      FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004, FILE NO. 1-19591
      FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005, FILE NO. 1-19591

Dear Mr. Riedler:

On behalf of Epimmune Inc. ("Epimmune" or the "Company"), we are electronically transmitting a conformed copy of Amendment No. 1 (the "Amendment") to the Company's Proxy Statement, marked to show changes from the Proxy Statement filed with the Securities and Exchange Commission (the "Commission") on April 22, 2005 (the "Proxy Statement"). The Company is filing the Amendment in response to the Staff's comments on the Company's Proxy Statement, Form 10-K for the year ended December 31, 2004 (the "10-K") and Form 10-Q for the quarterly period ended March 31, 2005 (the "10-Q"), received from the staff of the Commission (the "Staff") by letter dated May 20, 2005. The Amendment also revises Proposal 3 to change the range of potential reverse stock splits to be voted on by the Company's stockholders and adds Proposal 7 regarding approval of the adoption of an employee stock purchase plan for employees of IDM S.A.

We recognize that certain of the Staff's comments will require changes to the 10-K and 10-Q. The Company has provided herein a detailed explanation of the changes it will make to the 10-K and the 10-Q in response to such comments. The Company will undertake to file a Form 10-K/A (the "10-K/A") to amend the 10-K and a Form 10-Q/A (the "10-Q/A") to amend the 10-Q once the Staff has accepted the Company's responses with respect to the 10-K and 10-Q. In addition, we are providing via express delivery three copies of the Amendment, a draft version of the 10-K/A and a draft version of the 10-Q/A, each marked to show changes, and three copies of this letter.

The following responses to the Staff's comments have been provided by the Company, and for your convenience we have included the Staff's comments in bold typeface before each response.
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The Company would like to file a definitive Proxy Statement as soon as possible.
Accordingly, the Staff's timely response to this letter is appreciated. Please let us know if there is anything else we can do to facilitate your review.

PRELIMINARY SCHEDULE 14A

GENERAL

1. COMMENT: PLEASE NOTE THAT WHERE WE PROVIDE EXAMPLES TO ILLUSTRATE WHAT WE MEAN BY OUR COMMENTS, THEY ARE EXAMPLES ONLY AND NOT INTENDED AS EXHAUSTIVE LISTS. IF OUR COMMENTS ARE APPLICABLE TO PORTIONS OF YOUR FILING THAT WE HAVE NOT CITED AS EXAMPLES, PLEASE MAKE THE APPROPRIATE CHANGES IN ACCORDANCE WITH OUR COMMENTS.

     Response: The Company acknowledges the Staff's comment.

2. COMMENT: IN ADDITION, PLEASE NOTE THAT YOU ARE REQUIRED TO FILE WITH THE COMMISSION ANY WRITTEN INSTRUCTIONS, SCRIPTS, AND OUTLINES THAT WILL BE USED BY ANY PERSON THAT SOLICITS PROXIES ON BEHALF OF EPIMMUNE THROUGH PERSONAL INTERVIEW, TELEPHONE, OR TELEGRAM, AND ALL OTHER SOLICITING MATERIAL THAT WILL BE FURNISHED TO EPIMMUNE SHAREHOLDERS. SEE RULES 14A-6(B) AND (C) OF THE EXCHANGE ACT OF 1934.

     Response: The Company acknowledges the Staff's comment.

3. COMMENT: WE NOTE THAT THE PROXY CARD ASKS STOCKHOLDERS TO GRANT THE PROXIES DISCRETIONARY AUTHORITY TO VOTE ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. PLEASE ENSURE THAT THE PROXY STATEMENT PROVIDES APPROPRIATE DISCLOSURE TO EPIMMUNE STOCKHOLDERS OF THIS PROXY AUTHORITY.

     Response: The Company acknowledges the Staff's comment. In addition to existing disclosure in the Notice of Annual Meeting of Stockholders and on page 9 of the Amendment, the Company has added the requested disclosure on page 7 of the Amendment.

4. COMMENT: TO THE EXTENT THAT IDM RECEIVED ANY FINANCIAL INFORMATION ABOUT EPIMMUNE IN THE COURSE OF THE PARTIES' DUE DILIGENCE AND NEGOTIATIONS THAT IS NOT OTHERWISE DISCLOSED IN THE PROXY STATEMENT OR IN EPIMMUNE'S PUBLIC FILINGS, PLEASE CONSIDER WHETHER SUCH INFORMATION SHOULD BE DISCLOSED IN YOUR NEXT AMENDMENT TO THE PROXY STATEMENT. IN ADDITION, PLEASE TELL US BY SUPPLEMENTARY RESPONSE WHETHER YOU ARE AWARE OF ANY SUCH INFORMATION AND DESCRIBE THE NATURE OF THIS INFORMATION.

     Response: The Company supplementally advises the Staff that during the course of developing financial projections for the combined company, Epimmune and IDM each
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     provided their respective five-year (2005-2009) internal projections to management of the other party. These projections included statements of operations and cash use for the five-year period in each case, with projected expense and revenue details by product or research and development project. The projections were then consolidated and adjusted based on preliminary strategy and priorities of the combined company agreed upon by management of both Epimmune and IDM. The projections were shared as part of the strategic discussions of the combined company and were not used by the parties in connection with the negotiation of the exchange ratio. IDM did not share these projections with the IDM shareholders in connection with the solicitation of their approval of the Share Exchange Agreement or otherwise. The Company submits to the Staff that these projections are not material to the Epimmune stockholders in deciding how to vote on the proposals and could in fact be misleading to the stockholders. Except for the projections, the proxy statement includes all of the financial information relating to Epimmune that was shared with IDM.

INTRODUCTORY LETTER TO EPIMMUNE STOCKHOLDERS

5. COMMENT: WE NOTE YOUR STATEMENT THAT YOU ARE ENCLOSING YOUR ANNUAL REPORT TO STOCKHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2004 ALONG WITH YOUR PROXY STATEMENT. IN ADDITION, YOU SHOULD ALSO ENCLOSE A COPY OF YOUR MOST RECENT QUARTERLY REPORT ON FORM 10-Q. PLEASE CONFIRM THAT YOU WILL COMPLY WITH THIS REQUEST AND REVISE YOUR LETTER TO STOCKHOLDERS ACCORDINGLY.

     Response: The Company hereby confirms that it will comply with the Staff's request to enclose a copy of its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 with its proxy statement. In addition, the Company revised its letter to stockholders, included with the Amendment, to indicate that the Form 10-Q will be enclosed with the proxy statement.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

6. COMMENT: WE NOTE THAT THE DEADLINE FOR RETURNING PROXIES APPEARS ON PAGE 6 OF THE PROXY STATEMENT UNDER THE CAPTION "HOW DO I VOTE?" PLEASE ALSO INCLUDE THIS DEADLINE IN THE BOLDED LEGEND AT THE BOTTOM OF THE NOTICE.

     Response: The Company has added the requested disclosure in the bolded legend at the bottom of the Notice of Annual Meeting of Stockholders included with the Amendment.

7. COMMENT: YOU STATE THAT THE TRANSACTIONS UNDER THE SHARE EXCHANGE AGREEMENT WILL NOT CLOSE IF ANY OF PROPOSALS 1, 3 OR 4 DO NOT RECEIVE THE REQUIRED VOTE BY EPIMMUNE STOCKHOLDERS UNLESS THE IDM SHAREHOLDERS WHO ARE PARTIES TO THE SHARE EXCHANGE AGREEMENT WAIVE THIS CONDITION TO CONSUMMATION. HOWEVER, WE NOTE THAT
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     YOU ARE ALSO SEEKING STOCKHOLDER APPROVAL IN ACCORDANCE WITH THE RULES OF
     THE NASDAQ STOCK MARKET REGARDING THE ISSUANCE OF SHARES OF EPIMMUNE'S COMMON STOCK. THEREFORE, THE COMPANY SHOULD CLARIFY THAT IT IS ALSO SEEKING APPROVAL TO COMPLY WITH NASD REQUIREMENTS AND THAT EVEN IF THE IDM SHAREHOLDERS WERE TO WAIVE THE REQUIREMENT UNDER THE SHARE EXCHANGE AGREEMENT, WITHOUT STOCKHOLDER APPROVAL EPIMMUNE WOULD FACE THE DELISTING OF ITS SHARES ON THE NASDAQ STOCK MARKET.

     Response: The Company has revised the Notice of Annual Meeting of Stockholders to clarify that the Company is also seeking stockholder approval of the proposed issuance of shares pursuant to proposal 1 in order to comply with the rules of the Nasdaq Stock Market and stockholder approval of the proposed reverse stock split pursuant to proposal 3 in order to assure that the Company complies with the minimum bid price per share under the Nasdaq National Market's listing requirements and that, even if the IDM shareholders were to waive the requirement of Epimmune stockholder approval of these matters under the Share Exchange Agreement, that the Company would face the delisting of its shares on the Nasdaq Stock Market if it issues the shares without stockholder approval or if it does not meet the Nasdaq National Market's listing requirements.

CHAPTER 1 - OVERVIEW

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE, PAGES 1-4

8. COMMENT: IN ADDITION TO THE MATTERS ALREADY ADDRESSED IN THIS SECTION, PLEASE ALSO INCLUDE QUESTIONS AND ANSWERS ABOUT THE FOLLOWING:

     - THE PERCENTAGE OF OUTSTANDING COMMON STOCK OF THE COMBINED COMPANY THAT WILL BE OWNED BY EACH OF THE FORMER (I) NON-AFFILIATES AND (II) AFFILIATES OF EPIMMUNE, ON A FULLY DILUTED BASIS;

     - WHETHER THE CURRENT HOLDERS OF EPIMMUNE DERIVATIVE SECURITIES WILL BE AFFORDED THE OPPORTUNITY TO VOTE THE SHARES OF COMMON STOCK UNDERLYING THEIR DERIVATIVE SECURITIES FOR PURPOSES OF APPROVING THE MERGER; AND

     - WHETHER CURRENT HOLDERS OF EPIMMUNE DERIVATIVE SECURITIES WILL BE PERMITTED TO CONVERT SUCH HOLDINGS PRIOR TO THE STOCKHOLDERS' MEETING AND, IF SO, THE MECHANICS FOR DOING SO

     Response: The Company has added the requested disclosure regarding each of the specified matters under "Questions and Answers about the Exchange" on pages 4-5 of the Amendment.
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9.   COMMENT: ON PAGE 4, IN YOUR DISCUSSION OF EPIMMUNE STOCKHOLDERS THAT HAVE
     COMMITTED TO VOTE IN FAVOR OF THE TRANSACTION WITH IDM, PLEASE PROVIDE THE PERCENTAGE OF OUTSTANDING EPIMMUNE COMMON STOCK, AS OF THE RECORD DATE, THAT HAS AGREED TO VOTE IN THIS MANNER.

     Response: The Company has added the requested disclosure on page 4 of the Amendment.

10. COMMENT: PLEASE ADDRESS, EITHER IN THIS SECTION OR IN THE SUMMARY OF THE EXCHANGE THAT BEGINS ON PAGE 10, ANY MATERIAL TAX EFFECTS TO EPIMMUNE STOCKHOLDERS AS A RESULT OF THE SHARE EXCHANGE AGREEMENT AND RELATED TRANSACTIONS. IF THERE ARE NO MATERIAL TAX EFFECTS, PLEASE MAKE THIS CLEAR.

     Response: The Company advises the Staff that because the proposed transaction does not include an exchange of shares by Epimmune stockholders (as determined immediately before the Exchange), the closing of the Exchange and related transactions under the Share Exchange Agreement do not have material U.S. federal income tax consequences to Epimmune stockholders. The Company has added an affirmative statement to such effect under "Summary of the Exchange (Proposal 1)" on page 15 of the Amendment.

11. COMMENT: SIMILARLY, PLEASE DISCUSS ANY MATERIAL TAX EFFECTS TO EPIMMUNE AS A RESULT OF THE SHARE EXCHANGE AGREEMENT AND RELATED TRANSACTIONS. IF THERE ARE NONE, YOU SHOULD STATE AFFIRMATIVELY THAT SUCH IS THE CASE.

     Response: The Exchange may, when considered with other transactions occurring before and after the Exchange, result in an "ownership change" under IRC section 382. If an ownership change occurs, Epimmune may be limited in its ability to utilize its net operating loss carryforwards. We have included an affirmative statement to such effect under "Summary of the Exchange (Proposal 1)" on page 15 of the Amendment.

12. COMMENT: IN THE SECOND PARAGRAPH UNDER THE CAPTION "HOW ARE VOTES COUNTED?" ON PAGE 8, PLEASE DISCLOSE WHICH OF EACH OF THE PROPOSALS BEING OFFERED FOR SHAREHOLDER CONSIDERATION WOULD BE CONSIDERED DISCRETIONARY AND WHICH WOULD BE CONSIDERED NON-DISCRETIONARY. IN ADDITION, WE ARE UNCLEAR WHY THE NEW YORK STOCK EXCHANGE RULES ARE RELEVANT IN THIS CASE. PLEASE EXPLAIN OR REVISE YOUR DISCLOSURE, AS APPROPRIATE.

     Response: The Company has added the requested disclosure regarding which proposals being offered for stockholder consideration would be considered discretionary and which proposals would be considered non-discretionary in the second paragraph under the caption "How are votes counted?" on page
     10 of the Amendment. In regards to the
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     reference to the rules of the New York Stock Exchange in the second paragraph under the caption "How are votes counted?," the Company advises the Staff that this reference is included as it governs the conduct of brokers in regards to the voting of certain shares held in street name on behalf of certain beneficial owners. Specifically, the Company notes to the Staff to reference Rule 452 of the rules of the New York Stock Exchange.

13. COMMENT: ON PAGES 8-9 UNDER THE CAPTION "HOW MANY VOTES ARE NEEDED TO APPROVE EACH PROPOSAL?," PLEASE CLARIFY WHETHER THE PREFERRED STOCKHOLDERS VOTE AS A SINGLE CLASS WITH THE COMMON OR SEPARATELY.

     Response: The Company has added disclosure on page 11 of the Amendment to clarify that the preferred stockholder votes as a single class with the holders of common stock on each proposal for the 2005 Annual Meeting.

14. COMMENT: ON PAGE 12 UNDER THE CAPTION "INTERESTS OF DIRECTORS, OFFICERS AND AFFILIATES," PLEASE DISCLOSE THE NUMBER OF OPTIONS THAT WILL VEST IN FULL FOR EACH OF THREE OFFICERS AND THE NUMBER OF OPTIONS FOR THE THREE MEMBERS OF THE BOARD THAT WILL REMAIN EXERCISABLE. SIMILARLY, THE DISCLOSURE THAT APPEARS IN THE BULLET POINTS ON PAGES 19-20 UNDER THE RISK FACTOR ENTITLED "SOME OF THE DIRECTORS AND EXECUTIVE OFFICERS OF EPIMMUNE AND IDM MAY HAVE INTERESTS IN THE EXCHANGE THAT ARE DIFFERENT FROM . . .," SHOULD BE MORE SPECIFIC. FOR EXAMPLE, IN THE SECOND BULLET POINT, YOU SHOULD STATE THE NUMBER OF OPTIONS THAT WILL VEST IN FULL FOR EACH PERSON. AS ANOTHER EXAMPLE, IN THE FOURTH BULLET POINT, PLEASE STATE THE ACTUAL DOLLAR AMOUNT OF EACH CASH BONUS.

     Response: The Company has added the requested disclosure on pages 14 and 23 of the Amendment.

RISK FACTORS, PAGES 19-36

GENERAL

15. COMMENT: WHERE YOU LAY OUT BULLET POINTS HIGHLIGHTING SPECIFIC RISK FACTORS, PLEASE ELABORATE ON ANY SPECIFIC PROBLEMS YOU HAVE FACED IN THE PAST RELATING TO THOSE BULLET POINTS, ARE ONGOING, OR WHICH ARE LIKELY TO OCCUR. PLEASE NOTE THAT IN DOING SO, YOUR RESULTING DISCLOSURE MIGHT BECOME SIGNIFICANT ENOUGH TO WARRANT A SEPARATE RISK FACTOR. WE MAY HAVE FURTHER COMMENTS ON YOUR DISCLOSURE.

     Response: Where there are bullet points highlighting specific risk factors, the Company has, to the extent applicable, added the requested disclosure, including elaboration of any specific problems that it has faced in the past, that are ongoing, or which it believes are likely to occur.
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16.  COMMENT: IF EITHER EPIMMUNE OR IDM HAS MATERIAL AGREEMENTS THAT, BY THEIR
     TERMS, MAY BE TERMINATED OR RENEGOTIATED AS A RESULT OF THE TRANSACTIONS DESCRIBED IN THE PROXY STATEMENT, OR CANNOT BE ASSUMED BY THE COMBINED COMPANY WITHOUT UNDUE DIFFICULTY, PLEASE ADD A SEPARATE RISK FACTOR THAT ADDRESSES THIS POINT. YOU SHOULD ALSO DISCLOSE WHETHER ANY THIRD PARTY HAS INDICATED ITS INTENTION TO TERMINATE ITS AGREEMENT WITH EITHER COMPANY OR TO DEFER OR DELAY A DECISION AFFECTING ITS AGREEMENT WITH EITHER COMPANY IN RESPONSE TO THE CONTEMPLATED TRANSACTIONS. WE NOTE, FOR INSTANCE, THE RISK FACTOR ENTITLED "THE COMBINED COMPANY MAY NOT BE ABLE TO OBTAIN LICENSES . . ." ON PAGE 27 WHICH DISCLOSES THAT "CERTAIN LICENSE AGREEMENTS TO WHICH IDM IS A PARTY MAY NOT BE TRANSFERRED TO THE COMBINED COMPANY WITHOUT THE LICENSOR'S CONSENT . . ."

     Response: The Company has added a new risk factor addressing the specified matter on page 31 of the Amendment.

17. COMMENT: WE NOTE THAT THE INDEMNITY ESCROW SHARES WILL BE THE SOLE AND EXCLUSIVE REMEDY OF EPIMMUNE AND ITS AFFILIATES FOR ANY LOSSES ARISING OUT OF ANY CLAIMS RELATING TO THE SHARE EXCHANGE AGREEMENT. WE REFER PAGE 71 OF THE PROXY STATEMENT. PLEASE CONSIDER WHETHER THIS LIMITATION OF LIABILITY PRESENTS A MATERIAL TRANSACTION RISK THAT SHOULD BE DISCLOSED AS A SEPARATE RISK FACTOR. IF THE EPIMMUNE BOARD CONSIDERED THIS FEATURE OF THE SHARE EXCHANGE AGREEMENT AS A NEGATIVE FACTOR WEIGHING AGAINST THE TRANSACTION WITH IDM, THIS SHOULD ALSO BE DISCLOSED AS APPROPRIATE IN THE PROXY STATEMENT.

     Response: The Company does not view the indemnity escrow and corresponding limitation on remedies as a material transaction risk. The Company believes that two factors in particular mitigate any additional risk posed by the limitation on remedies. First, the existence of the escrow, the contractual claim resolution process and the Company's access to the escrow shares greatly increases the Company's likelihood of successfully collecting damages, especially in contrast to the difficulty of pursuing a breach of contract claim through courts or other dispute resolution venues located in the United States and France against one or more of the various IDM shareholders. Second, upon consummation of the Exchange, the IDM shareholders will own an aggregate of approximately 78% of the Company's outstanding capital stock. The Company believes that any incentives that the IDM shareholders might have to breach representations and warranties in the Share Exchange Agreement are dramatically reduced by the fact that the IDM shareholders are receiving stock of the combined entity as consideration in the Exchange. As a result, the damage from any such breach would be reflected in reduced value of the shares of the combined company and borne primarily by the former IDM shareholders.
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     Because it was aware of the preceding factors, the Company's board of directors did not consider this feature of the Share Exchange Agreement as a negative factor weighing against the transaction with IDM.

18. COMMENT: PLEASE CONSIDER WHETHER THERE IS A NEED FOR A RISK FACTOR THAT ADDRESSES THE DIMINUTION OF VOTING CONTROL BY FORMER HOLDERS OF EPIMMUNE AS A RESULT OF THE CONVERSION OF THEIR STAKE IN EPIMMUNE TO OWNERSHIP OF AN INTEREST IN THE COMBINED COMPANY. IN OTHER WORDS, THE SHARES IN THE COMBINED COMPANY HELD BY FORMER EPIMMUNE HOLDERS AS A GROUP WILL NO LONGER EQUATE TO A CONTROLLING INTEREST IN THE SURVIVING COMPANY (AS THEY ONCE DID WITH RESPECT TO EPIMMUNE), NOR WILL EACH INDIVIDUAL EPIMMUNE HOLDER EXERT THE SAME DEGREE OF VOTING POWER WITH RESPECT TO THE COMBINED COMPANY THAT IT DID WITH EPIMMUNE PRIOR TO THE CONSUMMATION OF THE TRANSACTIONS.

     Response: The Company acknowledges the Staff's comment and submits to the Staff that it does not believe that the diminution of voting control by current holders of Epimmune as a result of the Exchange is a significant risk to the Epimmune stockholders warranting inclusion of an additional risk factor. Based upon the information provided under "Other Information for the Annual Meeting of Epimmune's Stockholders - Security Ownership of Certain Beneficial Owners and Management," no current stockholder of Epimmune or group of stockholders acting as a group, as defined under the Securities Exchange Act of 1934, as amended, owns more than approximately 11.8% of the outstanding voting stock of Epimmune held by the only preferred stockholder. As of May 25, 2005, there were 16,023,786 shares of common stock of Epimmune outstanding held of record by approximately 260 holders and 1,409,288 shares of preferred stock of Epimmune outstanding held by one holder, which shares of preferred stock vote with the common stock on an as-converted basis (into 1,787,572 shares of common stock which represents approximately 11.8% of the voting power). Accordingly, the shares of Epimmune stock are held broadly enough that none of the current stockholders has voting control over the Company. Accordingly, although the Exchange will increase the outstanding shares of common stock of Epimmune, it will not result in any current stockholder or group of stockholders of Epimmune that has voting control of Epimmune losing voting control of Epimmune. The Company believes that the relevant risk for the Epimmune stockholders is that principal shareholders, executive officers and directors of IDM will own a significant percentage of Epimmune's common stock as a result of the Exchange, and this risk has been described in the risk factor entitled "IDM's principal shareholders, executive officers and directors will own a significant percentage of shares of our common stock following the closing of the Exchange and, as a result, the trading price for shares of our common stock may be depressed. These shareholders may make decisions that may be adverse to your interests." on page 40 of the Amendment.

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19.  COMMENT: THERE APPEARS TO BE A CONSIDERABLE AMOUNT OF UNNECESSARY
     REDUNDANCY THROUGHOUT YOUR RISK FACTORS, ESPECIALLY WITH RESPECT TO YOUR DISCUSSION OF THE RISKS ASSOCIATED WITH THE DEVELOPMENT AND
     COMMERCIALIZATION OF THE COMPANIES' PRODUCT CANDIDATES. BY WAY OF EXAMPLE
     ONLY:

     - THE RISK FACTORS ENTITLED "IF THE COMBINED COMPANY DOES NOT SUCCESSFULLY DEVELOP AND COMMERCIALIZE ITS PRODUCTS . . . (PAGES 28-29)," "THE COMBINED COMPANY WILL BE SUBJECT TO EXTENSIVE AND UNCERTAIN GOVERNMENT REGULATION . . . (PAGE 29)" AND "THE LENGTHY APPROVAL PROCESS AND UNCERTAINTY OF U.S. AND EUROPEAN GOVERNMENT REGULATORY REQUIREMENTS . . . (PAGES 29-30)," ARE LARGELY DUPLICATIVE OF THE RISK FACTORS ENTITLED "IDM'S LEAD PRODUCT CANDIDATE MEPACT, MAY NEVER OBTAIN REGULATORY APPROVAL (PAGE 21)" AND "THE PROCESS OF DEVELOPING IMMUNOTHERAPEUTIC PRODUCTS . . . (PAGE 22);"

     - THE RISK FACTORS ENTITLED "THE COMBINED COMPANY WILL BE AT AN EARLY STAGE OF DEVELOPMENT . . . (PAGE 25)" IS DUPLICATIVE OF THE RISK FACTOR ENTITLED "THE PROCESS OF DEVELOPING IMMUNOTHERAPEUTIC PRODUCTS . . . (PAGE 22);"

     - THE RISK FACTOR ENTITLED "PRODUCT LIABILITY RISKS MAY EXPOSE THE COMBINED COMPANY TO SIGNIFICANT LIABILITY . . . (PAGES 34-35)" IS DUPLICATIVE OF THE RISK FACTOR ENTITLED "UNEXPECTED OR UNDESIRABLE SIDE EFFECTS OR OTHER CHARACTERISTICS OF THE COMBINED COMPANY'S TECHNOLOGY. . . (PAGE 25);"

     - THE RISK FACTOR ENTITLED "THE COMBINED COMPANY'S TREATMENT APPROACH MAY NOT PROVE EFFECTIVE (PAGE 26)" IS DUPLICATIVE OF THE RISK FACTOR ENTITLED "THE COMBINED COMPANY'S RESEARCH AND DEVELOPMENT PROGRAMS MAY NOT YIELD EFFECTIVE PRODUCT CANDIDATES . . . (PAGES 25-26);"

     - THE RISK FACTOR ENTITLED "IF THE COMBINED COMPANY IS UNABLE TO COMPETE EFFECTIVELY . . ." IS DUPLICATIVE OF THE RISK FACTOR ENTITLED "THE COMBINED COMPANY'S COMPETITORS MAY DEVELOP PRODUCTS THAT ARE MORE EFFECTIVE . . . (PAGE 31);" AND

     - THE RISK FACTOR ENTITLED "UNCERTAIN THIRD-PARTY REIMBURSEMENT AND HEALTH CARE REFORM MEASURES MAY DELAY MARKET ACCEPTANCE . . . (PAGE
          34)" IS DUPLICATIVE OF THE RISK FACTOR ENTITLED "SUCCESSFUL COMMERCIALIZATION OF FUTURE PRODUCTS OF THE COMBINED COMPANY WILL DEPEND ON ITS ABILITY TO GAIN ACCEPTANCE . . . (PAGES 33-34)"

     Response: In accordance with the Staff's request, the Company has deleted the following risk factors to avoid unnecessary redundancy:
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     (1) The risk factor entitled "If the combined company does not successfully develop and commercialize its products . . . " (page 28 of the Proxy Statement);

     (2) The risk factor entitled "The combined company will be at an early stage of development . . . " (page 25 of the Proxy Statement);

     (3) The risk factor entitled "The combined company's research and development programs may not yield effective product candidates . . . " (pages 25-26 of the Proxy Statement);

     (4) The risk factor entitled "The combined company's competitors may develop products that are more effective . . . " (page 31 of the Proxy Statement); and

     (5) The risk factor entitled "Uncertain third-party reimbursement and health care reform measures may delay market acceptance . . . " (page 34 of the Proxy Statement).

     The Company has not deleted the following risk factors referenced in the Staff's request:

     (6) The risk factor entitled "The combined company will be subject to extensive and uncertain government regulation . . . " (pages 33-34 of the Amendment); and

     (7) The risk factor entitled "The length approval process and uncertainty of U.S. and European government regulation requirements . . . " (pages 34-35 of the Amendment).

     The Company respectfully submits to the Staff that the Company does not believe that the risk factors referenced in (6) and (7) above are duplicative of another risk factor, as such risk factors apply to all potential products, not simply Mepact. In contrast, the risk factor entitled "IDM's lead product candidate, Mepact, may never obtain regulatory approval . . . " (pages 24-25 of the Amendment) simply applies to Mepact. Further, the Company respectfully submits to the Staff that the Company does not believe that the risk factors referenced in (6) and (7) above are duplicative of the risk factor entitled "The process of developing immunotherapeutic products . . . " (pages 25-26 of the Amendment), as the risk factors referenced in (6) and (7) above elaborate on and fully explain the impact of the regulatory process on the combined company.

     In response to the Staff's comment regarding unnecessary redundancy regarding the risk factor entitled "Product liability risks may expose the combined company to significant liability . . . " (pages 34-35 of the Proxy Statement) and the risk factor entitled "Unexpected or undesirable side effects or other characteristics of the combined company's technology . . . " (page 25 of the Proxy Statement), the Company advises the Staff that such risk factors have been combined and revised where appropriate to avoid redundancy.
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Page Eleven


RISKS RELATED TO THE BUSINESS OF THE COMBINED COMPANY, PAGES 21-35

"SOME OF OUR RESEARCH AND DEVELOPMENT PROGRAMS ARE FUNDED BY THE U.S. GOVERNMENT
.. . .," PAGE 22

20. COMMENT: PLEASE DISCLOSE THE EXTENT TO WHICH SUCH PROGRAMS ARE EXCLUSIVELY FUNDED BY THE U.S. GOVERNMENT AND THE PERCENT OF THE COMBINED COMPANY'S REVENUE ATTRIBUTABLE TO SUCH FUNDING.

     Response: The Company has added the requested disclosure on page 26 of the Amendment.

"IDM'S PRINCIPAL SOURCE OF REVENUES AND OPERATING CASH FLOWS . . .," PAGES 22-23

21. COMMENT: PLEASE DISCLOSE THE PERCENT OF THE COMBINED COMPANY'S REVENUE AND OPERATING CASH FLOW THAT WOULD HAVE BEEN ATTRIBUTABLE TO SANOFI-AVENTIS S.A. FOR THE YEARS 2002, 2003 AND 2004.

     Response: The Company has added the requested disclosure relating to the percent of the combined Company's 2004 revenues on pages 26-27 of the Amendment. The Company believes that pro forma information for the latest fiscal year is the most relevant and providing pro forma information for only 2004 is consistent with the provisions of Rule 3-05 of Regulation S-X. In addition, the Company respectfully submits to the Staff that because
     IDM had cash used from operations during each of the years ended December 31, 2002, 2003 and 2004 the Company does not believe the percent of the combined company's operating cash flows attributable to Sanofi-Aventis is meaningful. Accordingly, the Company has revised the risk factor on page
     26 of the Amendment to characterize Sanofi-Aventis as the principal source of revenues and cash receipts, rather than operating cash flows.

"EPIMMUNE'S AND IDM'S HISTORY OF OPERATING LOSSES . . .," PAGES 23-24

22. COMMENT: PLEASE REVISE TO DISCLOSE EACH COMPANY'S CUMULATIVE LOSSES SINCE INCEPTION AND LOSSES IN EACH OF THE LAST THREE COMPLETED FISCAL YEARS.

     Response: The Company has added the requested disclosure on page 27 of the Amendment.

"THE COMBINED COMPANY MAY EXPERIENCE DIFFICULTIES MANAGING ITS GROWTH . . .," PAGE 25

23. COMMENT: YOUR DESCRIPTION IN THIS RISK FACTOR COULD APPLY TO ANY COMPANY IN ANY INDUSTRY. THE DISCUSSION SHOULD BE HONED SO THAT IT IS SPECIFIC TO YOUR COMPANY AND DESCRIBES WITH PARTICULARITY WHY THE COMBINED COMPANY IS VULNERABLE TO THE RISK PRESENTED. PLEASE REVISE ACCORDINGLY. SEE ITEM 503(C) OF REGULATION S-K.
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     Response: The Company has revised the risk factor entitled "The combined company may experience difficulties managing its growth, which could adversely affect its results of operations." on page 29 of the Amendment to respond to the Staff's comment.

"THE COMBINED COMPANY'S SUPPLIES CERTAIN MATERIALS . . .," PAGE 27

24.  COMMENT: PLEASE DISCLOSE THE EXTENT TO WHICH:

     - ANY OF THE CRITICAL MATERIALS SUPPLIED BY THIRD PARTIES ARE NOT READILY OBTAINABLE FROM ALTERNATE VENDORS; AND

     -    THESE MATERIALS ARE SUPPLIED PURSUANT TO LONG-TERM CONTRACTS.

     Response: The Company has added the requested disclosure on page 32 of the Amendment.

25. COMMENT: PLEASE ALSO ADDRESS WHETHER ANY OF THE KEY RAW MATERIALS USED BY THE TWO COMPANIES ARE INHERENTLY SCARCE AND THE RISKS THIS MAY POSE.

     Response: The Company has added the requested disclosure on page 32 of the Amendment.

"IF THE COMBINED COMPANY LOSES ITS KEY SCIENTIFIC AND MANAGEMENT PERSONNEL . . ..," PAGE 33

26. COMMENT: SINCE MOST COMPANIES RELY ON THEIR KEY PERSONNEL, CLEARLY EXPLAIN HOW THIS SPECIFIC RISK FACTOR APPLIES TO YOUR COMPANY. FOR EXAMPLE, IDENTIFY THE KEY PERSONNEL UPON WHOM YOU ARE DEPENDENT AND HOW YOU WOULD BE SPECIFICALLY ADVERSELY AFFECTED IF ONE OR MORE OF THEM LEFT.

     Response: The Company has added the requested disclosure on pages 28-29 of the Amendment.

27. COMMENT: PLEASE DISCLOSE WHETHER YOU HAVE REASON TO BELIEVE THAT KEY EMPLOYEES WILL DEPART THE COMPANIES AS A RESULT OF THE IMPENDING TRANSACTION OR, INDEPENDENT OF THE TRANSACTION, ANY INDIVIDUALS ARE PLANNING TO LEAVE, RETIRE OR ARE NEARING RETIREMENT AGE. IF SO, PLEASE IDENTIFY SUCH AND THE ANTICIPATED IMPACT ON THE COMBINED COMPANY GOING FORWARD.

     Response: The Company has added the requested disclosure on pages 28-29 of the Amendment.
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28.  COMMENT: PLEASE DISCLOSE WHETHER YOU HAVE EMPLOYMENT CONTRACTS WITH YOUR
     KEY SCIENTIFIC AND MANAGEMENT PERSONNEL AND THOSE CONTRACTS ARE AFFECTED, IF AT ALL, BY THE CONTEMPLATED TRANSACTIONS.

     Response: The Company has added the requested disclosure on pages 28-29 of the Amendment.

"PRODUCT LIABILITY RISKS MAY EXPOSE THE COMBINED COMPANY TO SIGNIFICANT LIABILITY . . .," PAGES 34-35

29. COMMENT: PLEASE DISCUSS THE EXTENT TO WHICH THE COMBINED COMPANY HAS RECEIVED COMMITMENTS IN RESPECT OF PRODUCT LIABILITY INSURANCE.

     Response: The Company has added the requested disclosure on page 30 of the Amendment in the risk factor entitled "Unexpected and undesirable side effects or other characteristics of the combined company's business and technology may delay or otherwise hurt the development of the combined company's product candidates, or may expose the combined company to significant liability that could cause it to incur significant costs."

"THE COMBINED COMPANY'S USE OF HAZARDOUS MATERIALS . . .," PAGE 35

30. COMMENT: PLEASE BE MORE SPECIFIC ABOUT THE HAZARDOUS MATERIALS THAT YOU USE IN YOUR BUSINESS. IN ADDITION, STATE WHETHER THE COMBINED COMPANY ANTICIPATES CARRYING LIABILITY INSURANCE FOR CONTAMINATION OR INJURY RESULTING FROM THE USE OF HAZARDOUS MATERIALS.

     Response: The Company has added the requested disclosure on page 39 of the Amendment.

RISKS RELATED TO OUR COMMON STOCK, PAGES 35-36

"FUTURE SALES OF SHARES OF OUR COMMON STOCK . . .," PAGE 36

31. COMMENT: PLEASE DISCLOSE THE NUMBER OF SHARES (INCLUDING THOSE UNDERLYING DERIVATIVE SECURITIES) IN THE COMBINED COMPANY THAT WILL BE ELIGIBLE FOR SALE IN THE PUBLIC MARKETS FOLLOWING EXPIRATION OF THE SIX-MONTH LOCK-UP AGREEMENT.

     Response: The Company has added the requested disclosure on page 40 of the Amendment.
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CHAPTER TWO - PROPOSAL 1

BACKGROUND OF THE EXCHANGE, PAGES 37-46

GENERAL

32. COMMENT: PLEASE PROVIDE US SUPPLEMENTALLY WITH COPIES OF ANY NON-PUBLIC INFORMATION -- DOCUMENTS, FINANCIAL FORECASTS, PROJECTIONS AND PRESENTATIONS -- USED BY OR ON BEHALF OF EPIMMUNE IN THE MERGER NEGOTIATIONS AND ANY SCHEDULES AND ATTACHMENTS TO THE MERGER AGREEMENT THAT WERE NOT FILED WITH THE REGISTRATION STATEMENT. WE MAY HAVE ADDITIONAL COMMENTS.

     Response: The Company advises the Staff that it has supplementally provided the following as exhibits to this response letter:

          - Exhibit A- Individuals Entering Into Employment Agreements with Epimmune;

          - Exhibit B- Individuals Negotiating Employment Agreements with Epimmune;

          -    Exhibit C- Form of Indemnity Escrow Agreement;

          -    Exhibit D- Form of Expense Escrow Agreement;

          -    Exhibit E- Form of Offer Notification;

          -    Exhibit F- Form of Joinder Agreement;

          -    Exhibit G- Executive Officers of Epimmune After the Closing
               Date; and

          -    Exhibit H- Form of Power of Attorney.

     The Company has supplementally provided additional materials, for which it is seeking confidential treatment, as exhibits to a separate letter to the Commission.

33. COMMENT: PLEASE PROVIDE US SUPPLEMENTALLY WITH ALL OF THE MATERIALS, INCLUDING ANY FINANCIAL ANALYSES, USED BY JEFFERIES & COMPANY, INC. AT THE SPECIAL MEETING OF THE EPIMMUNE BOARD ON MARCH 15, 2005

     Response: The Company has supplementally provided the requested materials, for which it is seeking confidential treatment, as an exhibit to a separate letter to the Commission.

34. COMMENT: PLEASE IDENTIFY THE EPIMMUNE BOARD MEMBERS NOT PRESENT AT EACH OF THE SPECIAL AND REGULAR MEETINGS DESCRIBED.

     Response: The Company has added the requested disclosure on page 47 of the Amendment. The Company advises the Staff that all six of the Company's board members attended each of the special and regular meetings described in the Proxy Statement, except as follows:

          - Georges Hibon was not present at the special telephonic meeting held on January 24, 2005; and

          - John P. McKearn, Ph.D. was not present at the special meeting held on February 4, 2005.

35. COMMENT: YOUR DESCRIPTION OF SOME OF THE MEETINGS IS SOMEWHAT VAGUE. YOU SHOULD DESCRIBE IN GREATER DETAIL THE NATURE AND SUBSTANCE OF THE DELIBERATIONS CONDUCTED AT THE VARIOUS MEETINGS FROM AUGUST 2004 THROUGH MARCH 15, 2005. FOR EXAMPLE, WHEN YOU MENTION THAT THE BOARD REVIEWED THE STRATEGIC BENEFITS AND RISKS
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OF THE POTENTIAL COMBINATION AND AVAILABLE
     ALTERNATIVES AT ITS REGULAR MEETING HELD ON OCTOBER 26, 2004 (PAGE 39), YOU SHOULD ELABORATE ON THE SPECIFICS OF THIS DISCUSSION. THE DISCLOSURE SHOULD PROVIDE STOCKHOLDERS WITH AN UNDERSTANDING OF HOW, WHEN AND WHY THE TERMS OF THE PROPOSED TRANSACTION EVOLVED DURING THE COURSE OF THE BOARD'S DELIBERATIONS. AS ANOTHER EXAMPLE, WHEN YOU DISCLOSE THAT JEFFERIES PRESENTED ITS ANALYSIS TO EPIMMUNE'S BOARD OR REVIEWED INFORMATION WITH MANAGEMENT, YOUR DISCLOSURE SHOULD ALLOW STOCKHOLDERS TO UNDERSTAND THE PARTICULAR INSIGHTS AND PERSPECTIVES PROVIDED TO EPIMMUNE'S REPRESENTATIVES. BROAD GENERALIZATIONS ABOUT TOPICS COVERED DURING THESE MEETINGS ARE NOT SUFFICIENT.

     Response: The Company has added the requested disclosure on pages 43-45 of the Amendment. The Company also supplementally advises the Staff that Jefferies was retained to provide a fairness opinion to the Board of Directors and did not participate in the negotiations of the transaction. The Company has described in detail the analysis underlying the fairness opinion prepared by Jefferies and does not believe that additional insight or perspective was provided by Jefferies that warrants disclosure.

36. COMMENT: PLEASE DESCRIBE IN REASONABLE DETAIL HOW THE EXCHANGE RATIO WAS DETERMINED AND NEGOTIATED.

     Response: The Company has added the requested disclosure on pages 43-44 of the Amendment.

OPINION OF EPIMMUNE'S FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS, PAGES 46-51

COMPARABLE COMPANY ANALYSIS, PAGES 48-49

37. COMMENT: REGARDING THE COMPARABLE COMPANIES ANALYSIS DESCRIBED, JEFFERIES' SELECTION CRITERIA SEEM OVERLY BROAD. TO THE EXTENT THAT ANY COMPANIES MEETING THE CRITERIA WERE EXCLUDED FROM JEFFERIES' ANALYSIS, PLEASE REVISE TO DISCLOSE THIS INFORMATION AND TO EXPLAIN THE BASIS FOR SUCH EXCLUSION.

     Response: The Company has added the requested disclosure on page 55 of the Amendment to reflect additional criteria.

38. COMMENT: AT THE BOTTOM OF PAGE 48, YOU STATE THAT THE "TRANSACTION VALUE OF THE CONSIDERATION WAS APPROXIMATELY $61.8 MILLION . . ." PLEASE EXPLAIN THE DIFFERENCE BETWEEN $61.8 MILLION DISCLOSED IN THIS SECTION AND THE $68.1 MILLION FIGURE DISCLOSED ON THE COVER PAGE OF THE SCHEDULE 14A AS THE PROPOSED MAXIMUM AGGREGATE VALUE OF THE TRANSACTION.
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     Response: The Company advises the Staff that the $61.8 million figure on page 48 of the Proxy Statement was derived by multiplying the shares to be issued in the exchange by Epimmune (79,226,275) by the closing share price of Epimmune common stock on March 14, 2005 ($1.31), and subtracting the cash on IDM's balance sheet on December 31, 2004 ($41.9 million) from the result. Consistent with Exchange Act Rules 14a-6(i)(1) and 0-11, the $68.1 million figure on the cover page of the Proxy Statement was calculated by multiplying the shares to be issued in the exchange by Epimmune (79,226,275) by the average of the high and low share price of Epimmune common stock on April 19, 2005 ($0.86), three days prior to the filing date.

39. COMMENT: PLEASE CLARIFY WHETHER THIS FIGURE OF $61.8 MILLION, DESCRIBED AS THE TRANSACTION VALUE, WAS USED AS THE "ENTERPRISE VALUE" FOR IDM FOR PURPOSES OF JEFFERIES' COMPARABLE COMPANY ANALYSIS. IF NOT, PLEASE EXPLAIN HOW JEFFERIES DERIVED THE IMPLIED ENTERPRISE VALUE FOR IDM.

     Response: The Company respectfully advises the Staff that the $61.8 million figure was not used as the "enterprise value" for IDM for purposes of Jefferies' comparable company analysis. The median enterprise value of the comparable companies was employed to provide an indicative enterprise value of IDM to which the value of the Consideration of $61.8 million was compared.

40. COMMENT: IN YOUR DISCUSSION OF JEFFERIES' COMPARABLE COMPANY ANALYSIS, IT IS UNCLEAR HOW JEFFERIES DERIVED THE ENTERPRISE VALUE OF THE SELECTED COMPANIES AND HOW IT DERIVED THE "IMPLIED ENTERPRISE VALUE" OF IDM. PLEASE DISCLOSE JEFFERIES' METHODOLOGY. YOU SHOULD ALSO DISCLOSE THE ENTERPRISE VALUES CALCULATED BY JEFFERIES FOR EACH COMPANY LISTED IN THE TABLE AT THE TOP OF PAGE 49.

     Response: The Company has added the requested disclosure on page 55 of the Amendment.

41. COMMENT: YOU STATE ON PAGE 49 THAT JEFFERIES MADE NUMEROUS ASSUMPTIONS IN EVALUATING THE COMPARABLES OF THE SELECTED COMPANIES. PLEASE DISCLOSE SUCH ASSUMPTIONS.

     Response: The Company has added the requested disclosure on page 55 of the Amendment.

COMPARABLE M&A TRANSACTION ANALYSIS, PAGES 49-50

42. COMMENT: PLEASE DISCLOSE THE ENTERPRISE VALUES CALCULATED BY JEFFERIES FOR EACH OF THE EIGHT ACQUISITION TRANSACTIONS LISTED ON PAGE 49.
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     Response: The Company has added the requested disclosures on page 56 of the
     Amendment.

43. COMMENT: PLEASE ALSO DISCLOSE THE ASSUMPTIONS THAT JEFFERIES MADE IN EVALUATING THE COMPARABLES OF THE SELECTED TRANSACTIONS.

     Response: The Company has added the requested disclosures on page 56 of the Amendment.

44. COMMENT: TO THE EXTENT THAT ANY TRANSACTIONS MEETING THE CRITERIA WERE EXCLUDED FROM JEFFERIES' ANALYSIS, PLEASE REVISE TO DISCLOSE THIS INFORMATION AND TO EXPLAIN THE BASIS FOR SUCH EXCLUSION.

     Response: The Company advises the Staff that no transactions meeting the criteria were excluded from Jefferies' analysis.

DISCOUNTED CASH FLOW ANALYSIS, PAGE 50

45. COMMENT: PLEASE DISCLOSE ANY ADJUSTMENTS MADE BY JEFFERIES TO THE PROJECTS GIVEN BY IDM'S MANAGEMENT AS TO THE POTENTIAL FUTURE PERFORMANCE OF IDM.

     Response: The Company has added the requested disclosure on page 56 of the Amendment.

46. COMMENT: PLEASE DISCLOSE THE WEIGHTED AVERAGE COST OF CAPITAL RATE USED BY JEFFERIES IN ITS ANALYSIS.

     Response: The Company has added the requested disclosure on page 56 of the Amendment.

INTERESTS OF DIRECTORS, OFFICERS AND AFFILIATES, PAGES 51-52

47. COMMENT: PLEASE DISCLOSE THE NUMBER, EXERCISE PRICE AND VALUE OF THE EXECUTIVE OPTIONS THAT WILL IMMEDIATELY VEST ON CONSUMMATION OF THE SHARE EXCHANGE AGREEMENT.

     Response: The Company has added the requested disclosure on page 58 of the Amendment.

48. COMMENT: PLEASE ALSO DISCLOSE THE EXERCISE PRICE, EXPIRATION DATE AND NUMBER OF THE VARIOUS OPTIONS HELD BY MESSRS. GREENE, JR., HIBON AND COMER.
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     Response: The Company has added the requested disclosure on page 59 of the Amendment.

DESCRIPTION OF DRAG-ALONG RIGHT UNDER THE IDM SHAREHOLDERS AGREEMENT, PAGES
52-53

49. COMMENT: IN YOUR NEXT AMENDMENT, PLEASE UPDATE YOUR DISCLOSURE TO STATE WHETHER ONE OR MORE IDM SHAREHOLDERS SUBMITTED A COUNTERBID FOR SHARES OF IDM STOCK BEFORE THE DEADLINE OF APRIL 29, 2005.

     Response: The Company acknowledges the Staff's comment and has revised disclosure on pages 3 and 60 of the Amendment to indicate that none of the IDM shareholders submitted a counterbid prior to the April 29, 2005 deadline.

INFORMATION ABOUT IDM, PAGES 77-90

50. COMMENT: ON PAGE 78 YOU DESCRIBE THREE OF IDM'S CLINICAL TRIALS AS PHASE I/II AND ANOTHER AS PHASE II/III. PLEASE SUPPLEMENTARILY PROVIDE US WITH INFORMATION JUSTIFYING THE CHARACTERIZATION OF THESE TRIALS AS COMBINATION TRIALS.

     Response: The Company supplementally advises the Staff that human clinical trials are usually conducted in three sequential phases that may overlap.
     In Phase I, the drug is typically introduced into healthy human subjects or patients with the disease to be treated to determine the initial safety profile, identify acute side effects and evaluate dosage tolerance, distribution and metabolism. In Phase II, the drug is studied in a limited patient population with the target disease to determine preliminary efficacy and optimal dosages and to expand the safety profile. In certain cases, regulatory authorities may permit Phase I and Phase II to be combined into a single Phase I/II trial by accepting a Phase II protocol in which the first few patients are more specifically tested for safety and tolerance. In Phase III, large-scale comparative trials are conducted in patients with the target disease to provide sufficient data for the proof of efficacy and safety required by regulatory agencies for marketing approval. In certain cases, regulatory authorities may permit Phases II and III to be combined into a large study with an interim analysis. This is especially efficient in trials where large numbers of patients are required to demonstrate an effect, but where an interim analysis is desired to determine that the progress still warrants pursuing data that support marketing goals. In Phase II/III trials, there is typically a scheduled analysis at an interim endpoint (Phase II) for which a positive outcome will allow the trial to continue. The progression to Phase III is more efficient for two reasons: (i) the progression does not require completing the Phase II, then starting a new Phase III, rather the study continues to accrue patients at open centers, and (ii) the patients enrolled during the Phase II portion of the study are included in the Phase III endpoint analysis, thus reducing the total number of patients required if the studies were done separately. Post-marketing (Phase IV) clinical trials may also be
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     needed for purposes such as to elucidate the long-term incidence of adverse reactions, to explore a specific pharmacological effect, or to obtain more information of a circumscribed nature. In most countries, clinical trials must be conducted in accordance with the Good Clinical Practices requirements published by the Food and Drug Administration and the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH).

     Bexidem is currently tested in a Phase II/III clinical trial in patients with superficial bladder cancer at high risk of recurrence. This trial has been designed as a Phase III trial with a control arm where patients are randomly split between two groups. The first group receives Bexidem, while the second group is treated with BCG, a vaccine that was developed for the treatment of tuberculosis and is currently administered by oncologists to bladder cancer patients. During the Phase II, the initial part of the trial, 138 patients will be enrolled with a primary goal to compare the respective safety profiles of both treatments, and gather some indication of efficacy by measuring the length of recurrence free survival in both groups. An interim analysis will be conducted to specify the number of patients to be enrolled in Phase III, the second part of the trial. The primary goal of this second part is to compare respective efficacy of Bexidem versus BCG by measuring the length of recurrence free survival with each product interim analysis of patients enrolled during the Phase II part of the trial.

     Since the study has been designed as a continuous combination study, patient enrollment will continue during the interim analysis, and data gathered with patients treated during the Phase II part of the trial will be combined with data related to patients enrolled in the second part in order to assess whether the primary endpoint of the Phase III has been reached. This design shortens the overall time length of the clinical program.

     IDM-4, Collidem and Eladem are, or have been, similarly tested in combination Phase I/II clinical trials. In each trial, the clinical protocol has been designed such that the first few patients enrolled are more specifically tested for safety and tolerance, which is the primary goal of the Phase I part of the trials. Data related to all patients enrolled are then used to assess preliminary efficacy and optimal dosage, which is the primary objective of the Phase II part of the clinical studies. Such a combined design allows faster assessment of safety profile and preliminary efficacy of tested product candidates.

     Each of Bexidem, Collidem and Eladem clinical trials have been submitted to regulatory agencies for approval. In their submission, the clinical trials were characterized as Phase II/III in the case of Bexidem, and Phase I/II in the case of both Collidem and Eladem. Since each trial has been given approval to proceed by the relevant regulatory authority, the regulators have accepted this characterization.

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51.   COMMENT: PLEASE ALSO CONSIDER PROVIDING APPROPRIATE DISCLOSURE ABOUT THE
      RESULTS OF THESE TRIALS, PARTICULARLY WITH RESPECT TO MEPACT. IN THIS REGARD, WE NOTE THE RECENT PRESENTATION OF PHASE III CLINICAL TRIAL RESULTS AT THE ASPHO ANNUAL MEETING IN WASHINGTON, D.C. ON MAY 16, 2005.

      Response: The Company advises the Staff that it has added the requested disclosure on pages 84-86 of the Amendment regarding the results of clinical trials of certain of IDM's therapeutic products.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS, PAGES 83-86

52. COMMENT: PLEASE EXPAND YOUR DISCLOSURE BY REFERRING TO THE DIVISION OF CORPORATION FINANCE "CURRENT ISSUES AND RULEMAKING PROJECTS QUARTERLY UPDATE" UNDER SECTION VIII - INDUSTRY SPECIFIC ISSUES - ACCOUNTING AND DISCLOSURE BY COMPANIES ENGAGED IN RESEARCH AND DEVELOPMENT ACTIVITIES. YOU CAN FIND IT AT THE FOLLOWING WEBSITE ADDRESS:
      HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/CFCRQ032001.HTM#SECVIII.

      PLEASE DISCLOSE THE FOLLOWING INFORMATION FOR EACH OF YOUR MAJOR RESEARCH AND DEVELOPMENT PROJECTS:

      A.    THE CURRENT STATUS OF THE PROJECT;

      B. THE COSTS INCURRED DURING EACH PERIOD PRESENTED AND TO DATE ON THE PROJECT;

      C. THE NATURE, TIMING AND ESTIMATED COSTS OF THE EFFORTS NECESSARY TO COMPLETE THE PROJECT;

      D.    THE ANTICIPATED COMPLETION DATES;

      E. THE RISKS AND UNCERTAINTIES ASSOCIATED WITH COMPLETING DEVELOPMENT ON SCHEDULE, AND THE CONSEQUENCES TO OPERATIONS, FINANCIAL POSITION AND LIQUIDITY IF THE PROJECT IS NOT COMPLETED TIMELY; AND FINALLY

      F. THE PERIOD IN WHICH MATERIAL NET CASH INFLOWS FROM SIGNIFICANT PROJECTS ARE EXPECTED TO COMMENCE.

      REGARDING B., IF YOU DO NOT MAINTAIN ANY RESEARCH AND DEVELOPMENT COSTS BY PROJECT, DISCLOSE THAT FACT AND EXPLAIN WHY MANAGEMENT DOES NOT MAINTAIN AND EVALUATE RESEARCH AND DEVELOPMENT COSTS BY PROJECT. PROVIDE OTHER QUANTITATIVE OR QUALITATIVE DISCLOSURE THAT INDICATES THE AMOUNT OF THE COMPANY'S RESOURCES BEING USED ON THE PROJECT.

      REGARDING C. AND D., DISCLOSE THE AMOUNT OR RANGE OF ESTIMATED COSTS AND TIMING TO COMPLETE THE PHASE IN PROCESS AND EACH FUTURE PHASE. TO THE EXTENT THAT INFORMATION
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      IS NOT ESTIMABLE, DISCLOSE THOSE FACTS AND CIRCUMSTANCES INDICATING THE
      UNCERTAINTIES THAT PRECLUDE YOU FROM MAKING A REASONABLE ESTIMATE.

      Response: The Company acknowledges the Staff's comment regarding the issues described in Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities.

      The Company advises the Staff that a table detailing the clinical and preclinical development of each of IDM's product candidates, including the current status of such product candidates is included on page 86 of the Amendment.

      The Company has added the requested disclosure on pages 93 and 95-96 of the Amendment describing the costs incurred in connection with IDM's two major research and development project categories: product candidates to destroy residual cancer cells and product candidates to stimulate an immune response and prevent tumor recurrence. These two categories are used by IDM's management for internal reporting purposes. The costs in each category include direct labor, fringe benefits, project specific materials and subcontract costs.

      In addition, the Company has expanded the disclosure on page 91 of the Amendment to indicate (i) that IDM is not in a position to determine when, if ever, its research and development projects might be completed or the costs to complete these research and development projects and (ii) the risks and uncertainties associated with completing development on schedule, and the consequences to IDM's operations, financial position and liquidity if the projects were not completed in a timely manner.
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CONTRACTUAL OBLIGATIONS, PAGE 87

53. COMMENT: PLEASE EXPAND YOU DISCLOSURES TO CLARIFY THE NATURE OF THE FIXED MANDATORY PAYMENTS UNDER COLLABORATIVE, LICENSING OR CONSULTING AGREEMENTS INCLUDED IN THE TABLE. DISCLOSE, TO THE EXTENT MATERIAL, THE AMOUNT AND TIMING OF MILESTONE AND OTHER RELATED PAYMENTS UNDER LICENSING AND COLLABORATION AGREEMENTS THAT ARE REASONABLY LIKELY TO BE PAID. ADDITIONALLY, PLEASE CONSIDER ENHANCING YOUR DISCUSSION OF THESE POTENTIAL PAYMENTS WITHIN LIQUIDITY AND CAPITAL RESOURCES. PLEASE REFER TO FINANCIAL REPORTING RELEASE 72, SECTION IV.

      Response: The Company has added the requested disclosure on pages 98 - 99 of the Amendment.

DISCLOSURE ABOUT MARKET RISK, PAGE 90

54. COMMENT: IT APPEARS THAT IDM MAY BE SUBJECT TO FOREIGN CURRENCY EXCHANGE RATE RISK. PLEASE PROVIDE DISCLOSURE ABOUT THIS MARKET RISK AS REQUIRED BY RULE 305 OF REGULATION S-K OR DISCLOSE THAT FOREIGN CURRENCY EXCHANGE RATE RISK IS NOT MATERIAL.

      Response: The Company has added the requested disclosure on page 101 of the Amendment to clarify that foreign currency exchange rate risk historically has not been material to IDM.

NOTES TO UNAUDITED PROFORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION, PAGE 96

55. COMMENT: PLEASE DISCLOSE THE MATERIAL ASSUMPTIONS USED TO CALCULATE THE ESTIMATED FAIR VALUE OF THE EPIMMUNE STOCK OPTIONS.

      Response: The Company has added the requested disclosure on page 108 of the Amendment.

56. COMMENT: IF THE ALLOCATION OF THE ESTIMATED PURCHASE PRICE IS PRELIMINARY, PLEASE STATE, IF TRUE, THAT IN MANAGEMENT'S OPINION THE PRELIMINARY ALLOCATION OF COST IS NOT EXPECTED TO MATERIALLY DIFFER FROM THE FINAL ALLOCATION; OTHERWISE, PRESENT ADDITIONAL PRO FORMA INFORMATION TO GIVE EFFECT TO THE RANGE OF POSSIBLE RESULTS. REFER TO RULE 11-02(B)(8) OF REGULATION S-X.

      Response: The Company has added the requested disclosure on page 109 of the Amendment.
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57.   COMMENT: PLEASE REFER TO YOUR DISCLOSURE REGARDING THE AMOUNT OF THE
      PURCHASE PRICE ATTRIBUTABLE TO IN-PROCESS RESEARCH AND DEVELOPMENT. EXPAND YOUR DISCLOSURES TO ADDRESS THE FOLLOWING:

      -     DISCLOSE THE FAIR VALUE ASSIGNED TO EACH SIGNIFICANT PROJECT.

      -     DISCLOSE THE VALUATION OF METHOD USED TO ESTIMATE FAIR VALUE.

      - DISCLOSE THE SIGNIFICANT ASSUMPTIONS USED IN THE VALUATION OF EACH PROJECT. INCLUDE:

            A. THE STAGE OF COMPLETION AT THE ACQUISITION DATE FOR EACH SIGNIFICANT PROJECT.

            B. THE PERIOD IN WHICH MATERIAL NET CASH INFLOWS WERE EXPECTED TO COMMENCE FOR SIGNIFICANT PROJECTS.

            C. THE RISK ADJUSTED DISCOUNT RATE APPLIED TO THE PROJECT'S CASH FLOWS.

      Response: The Company has added the requested disclosure on page 109 of the Amendment.

2.    PRO FORMA ADJUSTMENTS, PAGE 97

58. COMMENT: PLEASE REMOVE PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS (2) AND (5) BECAUSE THE WRITE-OFF OF IPR&D WILL NOT HAVE A CONTINUING IMPACT ON OPERATIONS. CLEARLY INDICATE IN YOUR FOOTNOTE DISCLOSURE THAT THESE CHARGES WERE NOT CONSIDERED IN THE PRO FORMA CONDENSED STATEMENT OF OPERATIONS. PLEASE REFER TO RULES 11-02(B)(5) AND 11-02(B)(6) OF REGULATION S-X.

      Response: The Company advises the Staff that it has removed the pro forma statement of operations adjustments (2) and (5) and has added the requested footnote disclosure on page 111 of the Amendment.

59. COMMENT: IT IS NOT CLEAR FROM YOUR DISCLOSURE WHY YOU ARE ELIMINATING HISTORICAL COMPENSATION EXPENSE FROM THE STATEMENT OF OPERATIONS IN PRO FORMA ADJUSTMENT (13). PLEASE REMOVE THIS ADJUSTMENT OR REVISE YOUR DISCLOSURE TO CLARIFY YOUR BASIS FOR THIS ADJUSTMENT.

      Response: The Company has revised the disclosure in adjustment (17), formerly adjustment (13), on page 114 of the Amendment, to clarify the basis for eliminating historical compensation expense from the statement of operations.
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60.   COMMENT: PLEASE EXPAND PRO FORMA ADJUSTMENT (14) DISCLOSURES TO CLARIFY
      HOW THE ADJUSTMENT TO ADDITIONAL PAID-IN CAPITAL WAS COMPUTED.

      Response: The Company has added the requested disclosure on page 113 of the Amendment.

61. COMMENT: IT APPEARS THAT THE AMORTIZATION OF DEFERRED STOCK-BASED COMPENSATION OVER 18 MONTHS DISCLOSED IN ADJUSTMENT (15) AND THE RETENTION BONUSES DISCLOSED IN ADJUSTMENT (16) WILL NOT HAVE A CONTINUING IMPACT ON OPERATIONS. PLEASE REMOVE THESE STATEMENT OF OPERATIONS ADJUSTMENTS OR TELL US YOUR BASIS FOR THESE PRO FORMA ADJUSTMENTS UNDER RULE 11-02(B) OF REGULATION S-X.

      Response: The Company has modified the description of the referenced activities in the Amendment and excluded the adjustments from the pro forma statement of operations.

62. COMMENT: PLEASE EXPAND YOUR DISCLOSURES TO CLARIFY WHY THERE WERE NO PRO FORMA TAX ADJUSTMENTS. CALCULATE THE TAX EFFECT OF ANY PRO FORMA ADJUSTMENTS AT THE STATUTORY RATE IN EFFECT DURING THE PERIODS PRESENTED.

      Response: The Company has added the requested disclosure on page 110 of the Amendment.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 146

63. COMMENT: PLEASE SPECIFICALLY INCORPORATE BY REFERENCE EPIMMUNE'S FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005 AND ALL OTHER OMITTED REPORTS, IF ANY, FILED SINCE THE END OF YOUR LAST COMPLETED FISCAL YEAR. UPDATE THE FINANCIAL STATEMENTS AND INFORMATION INCLUDED IN THE PROXY STATEMENT AS REQUIRED BY RULE 3-12 OF REGULATION S-X.

      Response: The Company acknowledges the Staff's comment and has incorporated by reference in the Amendment its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 and Current Report on Form 8-K filed on May 23, 2005 on page 146 of the Amendment. In addition, the Company has updated the financial statements and information included in the Amendment to reflect the unaudited financial condition and results of operations of the Company and IDM as of March 31, 2005.
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FINANCIAL STATEMENTS OF IDM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-8

64. COMMENT: PLEASE EXPAND YOUR DISCLOSURES TO CLARIFY HOW YOU ASCRIBE FAIR VALUE TO MILESTONE PAYMENTS AND THE CIRCUMSTANCES THAT WOULD PREVENT YOU FROM ASCRIBING FAIR VALUE UPON THE ACHIEVEMENT OF A MILESTONE. CLARIFY YOUR DISCLOSURES TO EXPLAIN WHY THE ENTIRE AMOUNT IS DEFERRED OVER THE REMAINING DEVELOPMENT PERIOD AND WHY NO REVENUE IS RECOGNIZED FOR THE PROPORTION OF THE EFFORTS COMPLETED TO DATE UPON ACHIEVING THE MILESTONE.

      Response: The company has added the requested disclosure on page F-8 of the Amendment.

65. COMMENT: PLEASE EXPAND YOUR DISCLOSURES TO CLARIFY WHY REIMBURSEMENT OF RESEARCH AND DEVELOPMENT EXPENSES INCURRED PRIOR TO SELECTION OF A PRODUCT BY A COLLABORATIVE PARTNER ARE CONSIDERED ADDITIONAL UP-FRONT PAYMENTS AND DEFERRED OVER THE RESEARCH TERM. CLARIFY WHETHER AMOUNTS INCURRED ARE RECOGNIZED AS REVENUE ONCE A PRODUCT IS SELECTED BY A COLLABORATIVE PARTNER.

      Response: The Company advises the Staff that it has been informed by IDM that IDM has entered into one research and development collaborative agreement with Sanofi-Aventis under which only one option has been exercised. IDM believes that the value assigned to the funding of research and development costs incurred prior to the selection of a product by a collaborative partner is not representative of the fair value of the corresponding research and development costs incurred prior to such selection, and as a result should not
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      be singled out. Therefore, IDM believes that the related upfront and milestone payments should be spread over the remaining period of the development phase. In addition, the Company has expanded the current disclosure on page [F-8] of the Amendment to clarify that amounts incurred are recognized on revenues once a product has been selected.

PREPAID EXPENSES, PAGE F-9

66. COMMENT: PLEASE TELL US AND EXPAND YOUR DISCLOSURES TO CLARIFY WHY ACCOUNTING, LEGAL AND OTHER PROFESSIONAL SERVICE FEES ARE RECORDED AS PREPAID EXPENSES AND NOT EXPENSED AS INCURRED.

      Response: The Company has expanded the disclosure as requested on page F-9 of the Amendment.

2.    RESEARCH AND DEVELOPMENT AGREEMENTS, F-12 - F-14

67. COMMENT: FOR EACH RESEARCH AND DEVELOPMENT ARRANGEMENT, PLEASE DISCLOSE THE AMOUNT OF COSTS INCURRED FOR EACH PERIOD PRESENTED. PLEASE REFER TO PARAGRAPH 14 OF SFAS 68.

      Response: The Company has added the requested disclosure on pages F-12 - F-15 of the Amendment.

2.2.  AGREEMENT WITH SANOFI-AVENTIS (RELATED PARTY), PAGE F-12

68. COMMENT: IT APPEARS THAT YOUR AGREEMENT WITH SANOFI-AVENTIS IS A REVENUE ARRANGEMENT WITH MULTIPLE DELIVERABLES. PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR RECOGNITION OF REVENUE FROM MULTIPLE-DELIVERABLE ARRANGEMENTS. PLEASE EXPAND YOUR DISCLOSURE TO CLARIFY WHY THE THREE PAYMENTS MADE BY SANOFI-AVENTIS IN 2001 DO NOT REPRESENT SEPARATE UNITS OF ACCOUNTING AND WERE DEFERRED OVER THE DEVELOPMENT PERIOD.

      Response: The Company has added the requested disclosure relating to the accounting policy for recognition of revenue from multiple-deliverable arrangements on page F-13 of the amendment.

      The Company advises the Staff that it has been informed by IDM that IDM has considered the provisions of EITF 00-21, even though the research and development collaborative agreement with Sanofi-Aventis was signed prior to the effective date of this accounting pronouncement. The three payments made by Sanofi-Aventis in 2001 relate to the funding of research and development costs incurred prior to the exercise of the related option by Sanofi-Aventis, up-front fees and a milestone payment. As explained in the Company's responses to comments 64 and 65, these payments relate to
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      activities incurred during the development phase, during which IDM believes that no specific fair value can be ascribed to each single component.

2.3   AGREEMENT WITH MEDAREX, PAGE F-14

69. COMMENT: PLEASE REFER TO YOUR REFERENCE TO THE VALUATION OF THE ABSOCRA, THE LICENSES AND THE REPURCHASE OF A COMMERCIALIZATION OPTION BY AN INDEPENDENT EXPERT. PLEASE DELETE THIS REFERENCE OR YOU WILL BE REQUIRED TO NAME THE INDEPENDENT EXPERT AND PROVIDE THEIR CONSENT IF THESE FINANCIAL STATEMENTS ARE INCLUDED IN A REGISTRATION STATEMENT.

      Response: The Company has deleted all references to an independent expert under the paragraph entitled "Agreements with Medarex" on page F-14 of the Proxy Statement.

3.    INTANGIBLE ASSETS- NET, PAGE F-15

70. COMMENT: PLEASE DISCLOSE THE FACTS AND CIRCUMSTANCES THAT LEAD TO THE IMPAIRMENT CHARGES IN 2003 AND 2004. PLEASE EXPAND YOUR DISCLOSURES TO CLARIFY HOW YOU DETERMINED THE FAIR VALUE OF THE MEDAREX LICENSES IN YOUR IMPAIRMENT ANALYSES. TELL US WHY THE IMPAIRMENT CHARGE OF APPROXIMATELY E5,500 WAS NOT RECORDED IN AN EARLIER YEAR.

      Response: The Company advises the Staff that it has expanded the disclosure relating to the impairment charges of the Medarex license in a footnote on page F-15 of the Amendment.

      The Company advises the Staff that it has been informed by IDM that, with respect to the Medarex impairment charges, at the end of 2003, the license for MDX-210, an antibody from Medarex used in IDM's Osidem-2 product, was reflected as an intangible asset with a net book value of E6.5 million.

      Following a successful Phase I/II clinical trial of Osidem, IDM had initiated Phase III clinical trials of the product in May 2000 in Europe and Australia. IDM also received approval for a Phase II clinical trial in the United States in April 2002. This approval required that the product be manufactured in a frozen form in compliance with Good Manufacturing Practice ("GMP"). At that time, all of IDM's products, with the exception of Osidem, were frozen and manufactured according to the FDA's GMP standards. IDM therefore decided to stop the clinical trials underway in Europe and Australia in order to begin work immediately on a frozen version of Osidem, known as Osidem-2, to be manufactured in compliance with the FDA's requirements in its two certified production centers in Paris, France and Irvine, California.
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      In September 2003, upon successful preclinical testing of Osidem-2, IDM terminated the Phase III studies of Osidem in order to start a new clinical development program for Osidem-2. IDM intended to either pursue the development of Osidem-2 on its own, subject to appropriate financing, or seek a strategic partnership to explore the potential of Osidem-2 as a first-line treatment for advanced ovarian cancer.

      In December 2003, IDM initiated preparation for an initial public offering on the French "Nouveau Marche," partly in order to provide continued financing for its research and development activities. The likelihood that Osidem-2 would be further developed in Phase II and Phase III by IDM was considered high, and no impairment of the MDX-210 license was considered necessary. However, IDM agreed that if no clinical trials were undertaken within one year, this position regarding impairment would have to be revisited.

      In June 2004, IDM postponed its initial public offering due to poor market conditions. In September 2004, IDM reassessed market conditions and determined with its bankers that French financial markets would not provide the appropriate window for an initial public offering in the near future. Without appropriate funding, IDM decided to focus on its most advanced products and not to pursue its Osidem-2 development program. Lacking appropriate business perspective, IDM accordingly impaired the remaining value of the corresponding license for E5.5 million, as of September 30, 2004. However, IDM may decide to pursue the Osidem-2 development program if IDM secures appropriate financing or enters into new strategic partnerships with respect to such development program in the future.

      The Company advises the Staff that, with respect to other impairment charges in 2003, all other IDM licenses and trademarks were reviewed for impairment. Seven licenses and one trademark were impaired for a total amount of E985 due to events that led to a reassessment of the technological feasibility of related development programs without any potential alternative use, with certain development programs being cancelled or reduced in scope. The same review was undertaken in 2004, leading to the impairment of other patents, licenses and trademarks for E 745 for the reasons mentioned above.

11.   COMMITMENTS, F-21

71. COMMENT: IT APPEARS THAT YOUR OPERATING LEASE OBLIGATIONS DISCLOSED IN THE CONTRACTUAL OBLIGATION TABLE IS INCONSISTENT WITH YOUR DISCLOSURE IN THIS NOTE. PLEASE REVISE TO DISCLOSE YOUR FUTURE MINIMUM LEASE PAYMENTS FOR EACH OF THE FIVE SUCCEEDING YEARS AS REQUIRED BY PARAGRAPH 23 OF SFAS 13 OR REVISE THE CONTRACTUAL OBLIGATION TABLE TO ELIMINATE THIS INCONSISTENCY.

      Response: The Company advises the Staff that IDM has clarified and reconciled the operating lease obligations disclosed in the contractual obligations table and has amended the disclosure in the table in Note 11 on page F-22 of the Amendment to ensure consistency.
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EPIMMUNE, INC. FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS RESULTS OF OPERATIONS, PAGE 32

72. COMMENT: PLEASE EXPAND YOUR DISCLOSURE BY REFERRING TO THE DIVISION OF CORPORATION FINANCE "CURRENT ISSUES AND RULEMAKING PROJECTS QUARTERLY UPDATE" UNDER SECTION VIII - INDUSTRY SPECIFIC ISSUES - ACCOUNTING AND DISCLOSURE BY COMPANIES ENGAGED IN RESEARCH AND DEVELOPMENT ACTIVITIES. YOU CAN FIND IT AT THE FOLLOWING WEBSITE ADDRESS:
      HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/CFCRQ032001.HTM#SECVIII.

      PLEASE DISCLOSE THE FOLLOWING INFORMATION FOR EACH OF YOUR MAJOR RESEARCH AND DEVELOPMENT PROJECTS:

      A. THE COSTS INCURRED DURING EACH PERIOD PRESENTED AND TO DATE ON THE PROJECT;

      B. THE NATURE, TIMING AND ESTIMATED COSTS OF THE EFFORTS NECESSARY TO COMPLETE THE PROJECT;

      C.    THE ANTICIPATED COMPLETION DATES;

      D. THE RISKS AND UNCERTAINTIES ASSOCIATED WITH COMPLETING DEVELOPMENT ON SCHEDULE, AND THE CONSEQUENCES TO OPERATIONS, FINANCIAL POSITION AND LIQUIDITY IF THE PROJECT IS NOT COMPLETED TIMELY; AND FINALLY

      E. THE PERIOD IN WHICH MATERIAL NET CASH INFLOWS FROM SIGNIFICANT PROJECTS AND ARE EXPECTED TO COMMENCE.

      REGARDING A., IF YOU DO NOT MAINTAIN ANY RESEARCH AND DEVELOPMENT COSTS BY PROJECT; DISCLOSE THAT FACT AND EXPLAIN WHY MANAGEMENT DOES NOT MAINTAIN AND EVALUATE RESEARCH AND DEVELOPMENT COSTS BY PROJECT. PROVIDE OTHER QUANTITATIVE OR QUALITATIVE DISCLOSURE THAT INDICATES THE AMOUNT OF THE COMPANY'S RESOURCES BEING USED ON THE PROJECT.

      REGARDING B. AND C., DISCLOSE THE AMOUNT OR RANGE OF ESTIMATED COSTS AND TIMING TO COMPLETE THE PHASE IN PROCESS AND EACH FUTURE PHASE. TO THE EXTENT THAT INFORMATION IS NOT ESTIMABLE, DISCLOSE THOSE FACTS AND CIRCUMSTANCES INDICATING THE UNCERTAINTIES THAT PRECLUDE YOU FROM MAKING A REASONABLE ESTIMATE.

      Response: The Company acknowledges the Staff's comment regarding the issues described in Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. The Company respectfully submits to the Staff that the majority of the disclosure requested by the Staff was provided in various parts of the 10-K.
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      In "Management's Discussion and Analysis of Financial Condition and
      Results of Operations - Results of Operations" in the 10-K, the Company described its major research and development projects, including the largest of its current research and development contracts, an agreement with the National Institute of Allergy and Infectious Diseases, an institute of the National Institutes of Health (the "NIH") for developing a preventative HIV vaccine, and its collaboration with Innogenetics for research and development of vaccines to treat or prevent hepatitis B virus, hepatitis C virus and human papilloma virus. The Company included disclosure of the costs incurred under the NIH contract and the method for determination of payment for work performed under the Innogenetics collaboration, although specific costs were not disclosed because the terms of the research and development funding under that collaboration are confidential and have been granted confidential treatment by the SEC. The Company has described the nature and timing of the Innogenetics collaboration and the period during which research and development funding are to be provided under this collaboration in the 10-K in the sections entitled "Business - Collaborations and Licenses - Collaboration and Technology In-License Agreements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations," and the nature and timing of the NIH project and the period during which funding may be provided under this contract in the 10-K in the sections entitled "Business - Collaborations and Licenses - Government Research Funding" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Other expenses within research and development expenses, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 10-K were incurred with respect to the Company's internal research and development activities, and the status and scope of these internal research and development activities, which provides an indication of the Company resources allocated to these internal projects, are described in more detail in the 10-K in the section entitled "Business - Our Vaccine Product Candidates."

      The Company included in the 10-K in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations" disclosure stating that the Company's programs are in various stages of research and development and, given that plans for additional research and development and, if applicable, commercialization depend upon, among other things, the outcome of testing at each stage of research and development and regulatory review, it is not possible for the Company to determine when, if ever, these programs might be completed or the costs to complete these programs. The disclosure also refers to the risks and uncertainties associated with the Company's research and development programs as described in more detail in the section entitled "Risk Factors."
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      The Company described the risks and uncertainties associated with completing development on schedule, and the consequences to its operations, financial position and liquidity if the projects were not completed in a timely manner in the 10-K in the section entitled "Risk Factors," including, but not limited to, the risk factors entitled "Our substantial additional financing requirements and limited access to financing may adversely affect our ability to develop products and fund our operations," "The process of developing therapeutic products requires significant research and development, preclinical testing and clinical trials, all of which are extremely expensive and time consuming and may not result in a commercial product," "We are at an early stage of development, and we may experience delays and other problems in entering clinical trials," "Unexpected side effects or other characteristics of our technology may delay or otherwise hurt the development of our vaccine candidates," and "Our research and development programs may not yield effective product candidates, which could prevent us from developing our products," "If we are unable to compete effectively in the highly competitive biotechnology industry, our business will fail," and "If our collaboration or license arrangements are unsuccessful, our revenues and product development may be limited."

      In addition to the existing disclosure in the 10-K, the Company will add the following table on page 33 of 10-K/A:

                  The table below shows the costs incurred in four major
            research and development project categories: Cancer, HIV, Collaborations and Other which includes basic research programs and patent expenses. The costs in each project category include direct labor and fringe benefits, project specific materials and subcontract costs, as well as allocations for general supplies, overhead and facilities costs.

                                           2004           2003           2002
                                           ----           ----           ----
              Cancer Programs          $ 2,084,000    $ 2,221,000    $ 3,253,000

              HIV Programs               5,982,000      2,620,000      2,249,000

              Collaborations             1,365,000      2,481,000      2,525,000

              Other Programs             1,464,000      3,173,000      3,230,000

                                       $10,895,000    $10,495,000    $11,257,000

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CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION, PAGE F-7

73. COMMENT: PLEASE REFER TO YOUR DISCLOSURE IN NOTE 1 THAT CYTEL CORPORATION WAS MERGED WITH ITS WHOLLY-OWNED SUBSIDIARY AND CHANGED ITS NAME TO EPIMMUNE INC. IN 1999. PLEASE DISCLOSE THE SUBSIDIARIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS AND DISCLOSE THE PRINCIPLES OF CONSOLIDATION FOLLOWED. PLEASE REFER TO RULE 3A OF REGULATION S-X.

      Response: The Company advises the Staff that the disclosure that Cytel Corporation was merged with its wholly-owned subsidiary and changed its name to Epimmune Inc. in 1999 is accurate. However, the reference to "consolidated" financial statements was in error, as the Company had no subsidiaries in any of the periods presented. The Company will correct the error in the 10-K/A, as shown in the draft version of the 10-K/A provided to the Staff in connection with this letter. The Company also notes that it did not include any reference to "consolidated" financial statements in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

PATENT COSTS, PAGE F-8

74. COMMENT: PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR PATENT COSTS AND IF MATERIAL DISCLOSE THE AMOUNT OF AMORTIZATION RELATED TO PATENT COSTS FOR EACH PERIOD PRESENTED.

      Response: The Company will add the following disclosure on page F-8 of the 10-K/A:

            Patent Costs

                  Costs incurred to file patent applications are capitalized when the Company believes there is a high likelihood that the patent will issue and there will be future economic benefit associated with the patent. These costs are amortized on a straight- line basis over a ten-year life from the date of patent filing. All costs related to abandoned patent applications are expensed. In addition, the Company reviews the carrying value of patents for indicators of impairment on a periodic basis and if it determines that the carrying value is impaired, it values the patent at fair value. Patent amortization costs were $601,500, $520,000 and $422,100 for 2004, 2003 and
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            2002, respectively. The patent costs shown are net of accumulated amortization of $2,132,000 and $1,553,000 at December 31, 2004 and 2003, respectively.

RESEARCH GRANTS AND CONTRACT REVENUE, PAGE F-8

75. COMMENT: PLEASE CLARIFY HOW PERFORMANCE IS MEASURED UNDER THESE CONTRACTS AND EXPLAIN TO US. IT APPEARS THAT OUTPUT-BASED APPROACH IS THE APPROPRIATE MODEL TO ESTIMATE PERFORMANCE UNDER THE CONTRACT RATHER THAN USING AN INPUT MEASURE, SUCH AS COST. PLEASE REVISE YOUR DISCLOSURES ACCORDINGLY.

      Response: The Company will add the following disclosure on pages F-8 and F-9 of the 10-K/A:

            Research Grants and Contract Revenue

                  Research grants and contract revenue represent research and development revenues primarily from the National Institutes of Health and from the Company's collaboration agreement with Innogenetics N.V. Revenues from grants are recognized on a cost reimbursement or cost plus fixed fee basis in accordance with applicable contract terms as related costs are incurred.

                  Total costs incurred for research grants and contract revenue included in research and development are as follows:

                                           2004           2003           2002
                                           ----           ----           ----
              Cancer Programs           $  655,000     $   57,000     $       --

              HIV Programs               5,547,000      1,025,000        776,000

              Collaborations             1,365,000      2,481,000      2,525,000

              Other Programs               634,000      1,601,000        728,000

                                        $8,201,000     $5,164,000     $4,029,000


LICENSE REVENUE AND EXPENSES, PAGE F-8

76. COMMENT: PLEASE REFER TO YOUR DISCLOSURE REGARDING REVENUE RECOGNITION OF UPFRONT FEES FOR PERPETUAL LICENSES WHERE YOU HAVE NO PERFORMANCE OBLIGATIONS. PLEASE
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      EXPAND YOUR DISCLOSURE TO CLARIFY THE NATURE OF THE PRODUCTS DELIVERED OR
      SERVICES PERFORMED THAT REPRESENT THE CULMINATION OF A SEPARATE EARNINGS PROCESS. FOR EXAMPLE, TELL US YOUR BASIS FOR RECOGNIZING THE ENTIRE UP-FRONT LICENSE FEE RECEIVED FROM ANOSYS INC. AND PHARMEXA A/S UPON GRANTING THE NON-EXCLUSIVE LICENSES IN 2001. PLEASE REFER TO REVENUE RECOGNITION OF NONREFUNDABLE UP-FRONT FEE IN SAB TOPIC 13A.3.

      Response: The Company will add the following disclosure on page F-9 of the 10-K/A:

              License Revenues and Expenses

                  The Company recognizes revenues pursuant to Staff Accounting
              Bulletin No. 104, "Revenue Recognition." Collaboration revenues are earned and recognized as research costs are incurred in accordance with the provisions of each agreement. License fees are earned and recognized in accordance with the provisions of each agreement. Upfront license fees for perpetual licenses where the Company has no additional performance obligations are recognized when received. This involves the Company conveying rights to intellectual property it owns to a licensee upon signing of a definitive agreement and where the Company has no further delivery or performance obligations beyond the conveyance of those rights. For example, the Company recognized the entire up-front license fees received from Anosys Inc, and Pharmexa A/S upon granting non-exclusive licenses to certain intellectual property it owned to each of them in 2001. License fees with ongoing involvement or performance obligations are recognized over the term of the agreement. For example, in connection with the Company's collaboration with Genencor, which has now been assigned to Innogenetics, the upfront license fee is being amortized into revenue over the collaboration term as the fair value of the license fee was not separable from the collaboration research services. Fees paid to initiate research projects are deferred and recognized over the project period. Milestone payments are recognized as revenue upon the completion of the milestone when the milestone event was substantive, its achievability was not reasonably assured at inception and the Company's performance obligations after milestone achievement will continue to be funded at a comparable level before the milestone achievement. The Company defers revenue recognition until performance obligations have been completed and collectibility is reasonably assured.


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Securities and Exchange Commission
June 1, 2005
Page Thirty-Five




6.    REVENUES UNDER COLLABORATIVE RESEARCH AND DEVELOPMENT AGREEMENTS, PAGE
      F-17

77. COMMENT: FOR EACH RESEARCH AND DEVELOPMENT ARRANGEMENT, PLEASE DISCLOSE THE AMOUNT OF COSTS INCURRED FOR EACH PERIOD PRESENTED. PLEASE REFER TO DISCLOSURES REQUIRED BY PARAGRAPH 14 OF SFAS 68.

      Response: The Company references the Staff to SFAS No. 68 Research and Development Arrangements, paragraph 14, footnote five, which indicates that, "An enterprise that is a party to more than one research and development arrangement need not separately disclose each arrangement unless separate disclosure is necessary to understand the effects on the financial statements. Aggregation of similar arrangements by type may be appropriate." As described in the Company's response to comment 72 above, the Company has added the requested disclosure for similar research and development arrangements on pages 33 and F-9 of the 10-K/A.

78. COMMENT: PLEASE CONFIRM THAT YOU HAVE RELATED PARTY REVENUES WITH ONLY GENENCOR INTERNATIONAL, INC., AND THAT NO OTHER DISCLOSURE IS REQUIRED BY SFAS 57 OTHER THAN YOUR AGREEMENT WITH GENENCOR INTERNATIONAL ON PAGE F-20.

      Response: The Company hereby confirms that it has related party revenues with only Genencor International, Inc. and that no other disclosure is required by SFAS 57 other than its agreement with Genencor International on pages F-20 and F-21 of the 10-K/A.

EPIMMUNE, INC. FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005

79. COMMENT: BASED ON THE PRECEDING COMMENTS, PLEASE REVISE YOUR DISCLOSURES AS APPROPRIATE.

      Response: The Company acknowledges the Staffs comment and will revise the 10-Q/A accordingly, as shown in the draft 10-Q/A provided herewith.

80. COMMENT: WE NOTE THAT THE FOURTH PARAGRAPH ON PAGE 6 OF THE 10-Q SAYS THAT THE COMBINED COMPANY EXPECTS TO BE ABLE TO MAINTAIN ITS CURRENT LEVEL OF OPERATIONS THROUGH 2005. HOWEVER, YOUR SCHEDULE 14A ON PAGE 44 ("EPIMMUNE'S REASONS FOR THE EXCHANGE") STATES:

            THE COMBINATION WILL CREATE A COMPANY WITH . . . WORKING CAPITAL THAT WE BELIEVE WILL BE SUFFICIENT TO FUND THE OPERATIONS OF THE COMBINED COMPANY FOR 18 TO 24 MONTHS FROM JANUARY 1, 2005.
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Securities and Exchange Commission
June 1, 2005
Page Thirty-Six




      PLEASE EXPLAIN THIS DISCREPANCY AND REVISE YOUR FILINGS AS NECESSARY SO THAT THE DISCLOSURES IN YOUR SCHEDULE 14A AND 10-Q FOR THE FIRST QUARTER OF THE CURRENT FISCAL YEAR ARE CONSISTENT.

      Response: The Company acknowledges the Staff's comment and will revise the disclosure on page 6 of the 10-Q/A, as shown in the draft 10-Q/A provided herewith, to clarify that the Company believes the combined company will have working capital sufficient to fund its operations through at least June 30, 2006.

*     *     *     *     *

We trust that you will find the foregoing responsive to your comments. Please direct any questions or comments regarding this filing to Jason Conger or me. My phone number is (858) 550-6014, and Mr. Conger's phone number is (858) 550-6039.

Sincerely,

COOLEY GODWARD LLP


/s/ L. Kay Chandler

L. Kay Chandler

cc:  Emile Loria, M.D., Epimmune Inc.